September 28, 2005

David Marshall, Chief Executive Officer
Santa Monica Media Corporation
9229 Sunset Boulevard, Suite 505
Los Angles, CA 90069

> **Re:** **Santa Monica Media Corporation**
> **Registration Statement on Form S-1**
> **Filed September 16, 2005**
> **File No. 333-128384**

Dear Mr. Marshall,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, please provide us with the names of blank check companies that have registered or are seeking to

register firm commitment offerings of which you are aware and further specify those which involve an officer, director, affiliate, underwriter or attorney of Santa Monica Media Corporation (Santa Monica). Additionally, tell us the Securities Act form the companies' filed on; the file number of that filing, if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

3. We note that the company has marked the box on the registration statement facing page indicating that delivery of the prospectus is expected to be made in compliance with Rule 434. Please supplementally discuss the circumstances in which the company intends to utilize the provisions of Rule 434 and how the company intends to comply with the requirements of Rule 434.

Prospectus Summary, page 1

4. We note that "in the view of the backgrounds and industry relationships" of management, you believe that there are "attractive opportunities" to acquire a business in the media, gaming, and/or entertainment industries. Please revise to explain the noted disclosure. Clarify your use of the phrase "in the view of the backgrounds . . ." and "attractive opportunities." Also, please revise to substantiate the belief that there are "attractive opportunities."

5. We note that there are additional restrictions on warrants held by your current security holders and that their warrants are not redeemable. We also note that current security holders will hold two types of warrants: those they currently own, and those they will purchase in the offering or aftermarket. Please revise to clarify if the restrictions and non-redeemable features apply to both forms of warrants.

Risk factors, page 10

6. In the last sentence of the first risk factor, please delete the statement in parentheses regarding interest income from the proceeds of your offering, as any interest income would be classified as non-operating income rather than revenue.

7. Disclose in risk factor two the estimated amount that investors would receive upon liquidation of the company.

8. In risk factor five, we note that your officers will be personally liable under "certain circumstances" if trust proceeds are affected by creditors' claims. Your disclosure in the 33 does not limited it to "certain circumstances" but instead appears to imply that they would be liable under all situations where trust proceeds are affected by claims. Please revise to clarify. Also, please revise to

discuss in the appropriate section, they analysis you would make in deciding to employ an entity that would not waive their ability to submit claims against the trust account.

9. Please update the disclosure in risk factor seven. Also, please explain the relevance of the disclosure that at least two companies are seeking business combinations in India. Do you plan to focus on companies in India as well?

10. Risk factor eight appears to discuss two separate risks. One, being the risks associated with you utilizing a stock exchange and the other, the possibility you would incur debt in the business combination transaction. Please revise to discuss those two risks separately.

11. We note the disclosure in risk factor nine that you expect most of your management and key personnel to remain associated with the company following a business combination. Discuss in greater detail the potential compensation arrangements that may be provided to these individuals following a business combination and the possible conflicts of interest in negotiating a business combination at the same time the compensation arrangements are being negotiated. We may have further comment.

12. Risk factors 7 and 16 appear to discuss the same risk, the competition from the numerous similar businesses seeking to complete a business combination.

13. We note from risk factor 28 that there is no limit to the out of pocket expenses that may be incurred. In the use of proceeds section, please revise to clarify how excess expenses are structured. Will these expenses be considered a loan or other liability that follows the company and must be repaid by the resulting combined company or a discretionary item that the resulting entity may decide not to reimburse?

14. Risk factors 26, 30, 31, and 34 appear to be risks that are both broad and generic. The risk associated with changes in technology, the ability to market or sell, and the ability to successfully compete are risks that affect companies in and outside of your industry. Please revise to discuss how these risk are specific to your company or remove.

15. Please avoid the generic conclusions you reach in several of your risk factor narratives and subheadings that the risk could have an "adverse affect," "material adverse affect," "adversely affect," "negative impact," or other such similar yet generic results on your business, financial condition, or results of operations. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected.

16. Please revise to include a risk factor to discuss the possibility that you could acquire a company that is related or affiliated with your existing shareholders, officers and/or directors.

Use of Proceeds, page 22

17. In the use of proceeds table, in the use of net proceeds not held in trust, we note the line item of $300,000 for "[l]egal, accounting, and other expenses attendant to the due diligence investigations, structuring and negotiations of a business combination." We also note another line item of $500,000 allocated to due diligence of prospective target businesses. Please explain why there are two separate amounts for due diligence and another line item for similar expenses. In the second paragraph on page 23, we note that your officers and directors would be reimbursed for any expenses related to due diligence activities. In the next sentence, we note that you "believe that the excess working capital will be sufficient to cover the foregoing expenses and reimbursement costs." Please explain which line item would be allocated to pay existing stockholders for reimbursement of their out-of-pocket expenses for due diligence and reconcile that with the line items on page 22. Please clearly indicate which line item will be allocated to pay fees to market research firms and or third party consultants to assist the company's search for a target business and whether these fees would include due diligence.

18. We note the statement that you believe that excess working capital will be sufficient to cover your expenses. Your later disclosure indicates that you have yet to conduct any activities related to the search of a target business. As such, please revise to substantiate the belief that excess working capital will be sufficient to cover the expenses attendant to consummating a business combination.

19. Please revise to clarify if any lock-up payment would be limited to the amount allocated to excess working capital. If not, please revise to discuss which line item it would come from if such payment were greater than proceeds available in excess working capital. Also, it would appear that any use of funds on a down payment would increase the chance that management or existing shareholders would have to incur additional out-of-pocket expenses. Please revise to reflect this possibility or advise why such possibility is not possible.

20. Please revise to clarify which line item will be depleted to repay the current $240,000 loan.

21. On page 24, we note that advisory board members may be paid "either prior or as a result of the business combination." Please revise to elaborate on this in the appropriate sections. Discuss which line item this would come from and if it is possible that they could be compensated through trust proceeds. Clarify any

arrangements already in place or if the compensation will be based on any quantifiable factor.

Capitalization, page 25

22. Please revise your disclosure regarding the description of common stock to correct the "as adjusted" number of shares issued and outstanding. It appears that this number should be 16,381,560 rather than 12,481,560.

Management's Discussion and Analysis, page 26

23. We note that you "do not believe [you] will need additional financing following this offering in order to meet the expenditures required for operating [your] business." Please revise to explain the noted disclosure. Please revise to discuss the basis for this belief in light of the fact that you have yet to conduct any activities related to consummating a business combination.

Proposed Business, page 28

24. Tell us the factors you considered in determining to value this offering at $124,800,000 and offer the units at $8.00 per unit. What factors did you consider when determining that you might need $112,227,383 in the trust fund to effect the business combination contemplated by the registration statement? Please discuss the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration," but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company's corporate existence was established on June 24, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Santa Monica. Given management's extensive and high-level experience in the target industry, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

25. We note your belief that there are "numerous business opportunities" based solely on management's experience. Please revise to elaborate on this. What experience leads to this belief? Does management have the specific experience of acquiring existing companies? Also, clarify if the numerous opportunities are those that would satisfy the 80 percent net asset requirement.

26. We note that you may also receive proposals from sources who present unsolicited or solicited proposals. Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. If such sources are able to receive compensation for directing you to candidates, please revise to clarify how finder's fees will be determined for non professional sources. Does a party indicate they have a proposal and then negotiate with you without actually identifying the target? If so, how do you determine the fee? Lastly, please disclose whether you have been approached by any unaffiliated sources with potential targets. We may have further comment.

27. We note that you may engage "professionals" to seeking out target businesses and that any payments will be negotiated. Please revise to explain how this works. Will "professionals" be compensated even if you do not acquire any targets they propose? Does this mean that finder's fees will be determined after a business combination is concluded?

28. In the penultimate sentence in the paragraph under the caption "sources of target business," you state that advisory board members will "in no event" receive a finder's fee or other compensation. The following sentence goes on to disclose that advisory board members may be paid by the target business, either prior to or as a result of the business combination. Please revise to explain why a target company would pay your advisors. Is it possible that the advisors would introduce you to companies they already have preexisting relationships with? Does your disclosure here imply that the target company can in no circumstance compensate your officers and directors either prior to or as a result of the business combination? If so, please clarify.

29. Please be aware that you are currently selling your "plan" to acquire a business. At this point, the only information investors have to consider is your plan and management's experience. In that regard, please revise to fully discuss the criteria you will consider and detail activities that will consist of your search. For instance, please explain your use following terms or phrases as they relate to your search:
    · Capital requirements
    · Stage of development
    · Financial condition and results of operations (in particular, discuss what type of financial condition and clarify if there are any specific levels of results of operations you are looking for)
    Please advise if you will use any specific or other criteria in your search and identification of potential acquisitions. If there are additional criteria that you consider, please advise why such criteria should not be disclosed in your prospectus.

30. On page 30, we note that you will seek an opinion from an "independent investment banking firm" examining the fair market value of target companies only if your board is unable to determine the value independently. Please revise

to discuss the situations that would lead to your inability to make an independent determination. We also note that such opinion must be requested by stockholders. Please clarify how purchasers in the open market will be able to receive a copy of such report as it appears you will not include it with any document filed with the Commission.

31. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to the utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that: (i) the existing stockholders are allowed to make purchases of shares in the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.02 per share and thus even after paying the offering price, market price and/or exercise price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less that the conversion price per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

32. Please revise to clarify, here and elsewhere as appropriate, that with respect to shares held by an existing stockholder which were acquired after the offering that the initial stockholder could intentionally vote against the proposed business combination in order to retain the right to exercise his/her conversion rights in the event that the business combination transaction is approved since only majority approval is needed.

Management, page 36

33. Please review Item 401 of Regulation S-K and revise the biographical information of each officer and director accordingly. For every entity with whom management was or is associated, please revise to name the entity, disclose and describe the position(s) held and disclose the time frame the member of management was associated with such entity. Briefly discuss the line of business for each entity. If you elect to discuss activities beyond the required five year period, such disclosure must be complete as required by Item 401.

34. Please revise to clarify if the members of the advisory board owe you any fiduciary obligations in the execution of their duties.

Conflicts of Interest, page 40

35. Under the caption conflict of interest, please revise to include in the bulleted list the conflicts that may result from the open market warrant purchases and potential retention by the post combination company.

Principal Stockholders, page 42

36. You state in the footnotes that Santa Monica Capital Partners, LP is your sole securityholder. You later disclose that Santa Monica Capital Partners has transferred a number its holdings. Please revise to reconcile your disclosure.

37. Each beneficial owner is deemed to be the beneficial owner of the entire amount held by an affiliated entity. Therefore, please revise the table and footnote 2 to indicate that each individual is deemed the beneficial owner of the entire amount held by Santa Monica Capital Partners LLC.

38. Please address the applicability or inapplicability of Regulation M in the context of the warrant repurchase agreements discussed in this registration statement.

39. We note that Shemano Group has also agreed purchase warrants in the open market. Please file the document that evidences the noted agreement or advise. Also, please revise to clarify if these purchases are mandatory.

40. Please revise to clarify how warrant purchases by "designees" and the underwriter demonstrate relevant confidence in your ability to consummate a business combination. Are they participating in the search and consummation of a business combination?

41. We note your disclosure that Messrs. Marshall, Brendlinger and Pulier "may be deemed" promoters. Item 404(d) of Regulation S-K requires that you identify promoters and discuss all transactions involving such persons. Please review Rule 405 of Regulation C and revise to identify your promoters without qualifying the disclosure.

Certain Transactions, page 44

42. We note that you revise to identify all transactions involving your shares in this section. Identify the individuals that received any securities from Santa Monica Capital Partners, as it would appear that any transaction of shares by Santa Monica Capital Partners would constitute a transaction by the company under these circumstances.

43. The last paragraph in this section appears speculative. Because the transactions discussed in that paragraph will occur in the future, we do not understand how

you could assert that the terms will be those "no less favorable" than available from unaffiliated third parties. Please advise.

Description of Securities, page 45

44. On page 47, please revise to clarify that you are only able to redeem outstanding warrants with the "prior consent" of Shemano Group as disclosed on page 5.

Underwriting, page 50

45. On page 53, we note that officers, directors, and principal security holders have agreed that "without the consent of the representative of the underwriters" they will not transfer their holdings. Please revise to reflect that the escrow period of one year may be shortened by the underwriters throughout this document where applicable. Also, please revise to elaborate on the factors the representative of the underwriters will consider in deciding to accelerate the termination of the escrow. We may have further comment.

46. Tell us whether Shemano Group will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

47. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

48. Does the company or do the underwriters intend to engage a directed units program in conjunction with this offering by the selling shareholders? If so, Please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined. Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the

directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Financial Statements, page F-1

49. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 3 of Regulation S-X.

Part II

Recent Sales of Unregistered Securities

50. Please revise this section to identify the parties involved and quantify all security transactions. It would appear that any transaction of shares by Santa Monica Capital Partners would constitute a transaction by the company under these circumstances.

Exhibits

51. We note that the filed agreement includes terms that are inconsistent with those disclosed in the registration statement. For example, the filed agreement refers to 15,600,000 units compared to the 1,560,000 units disclosed in the registration statement. In addition, the filed agreement states that the exercise price of the warrants will be $9.60 per share, compared to the $7.50 per share disclosed in the registration statement. It also appears that the filed agreement is based on a five year contractual life for the purchase option, compared to the four years disclosed in the registration statement. Please file an amended agreement that is consistent with all of the terms of the purchase option disclosed in the registration statement.

52. In exhibit 10.10, we note that the warrant purchases will be made by Shemano Group on behalf of the undersigned at such times and amounts as Shemano determines in its sole discretion. Please revise your disclosure to clarify this and discuss how the timing of such purchases will be determined. Discuss the plan referenced to on page 43.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

Cc: David Ficksman
        Fax # 310-201-4746